UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ______________

Commission file number: 001-13122

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Precision Strip, Inc. Retirement and Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Reliance Steel & Aluminum Co.

350 South Grand Avenue, Suite 5100

Los Angeles, California 90071

Precision Strip, Inc.

Retirement and Savings Plan

Report of Independent Registered Public Accounting Firm

To the Plan Administrator

Precision Strip, Inc. Retirement and Savings Plan

Minster, Ohio

We have audited the accompanying statements of net assets available for benefits of Precision Strip, Inc. Retirement and Savings Plan (Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008 and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP

BDO Seidman, LLP

Los Angeles, California

June 25, 2010

December 31,	2009	2008

Assets

Investments, at fair value:
Interest bearing cash	$160,147	$97,456
Money market fund	1,526,317	2,173,390
Mutual funds	80,938,144	60,624,643
Common collective trust	10,369,512	9,349,839
Reliance Steel & Aluminum Co. common stock	3,694,359	1,840,422
Participant loans	3,868,709	3,989,290

Total investments	100,557,188	78,075,040

Receivables:
Other receivables	11,737	8,674
Total receivables	11,737	8,674

Total Assets	100,568,925	78,083,714

Liabilities

Excess contributions payable	45,821	—
Due to brokers and other payables	13,160	84,877

Total Liabilities	58,981	84,877

Net assets available for benefits at fair value	100,509,944	77,998,837

Adjustment from fair value to contract value for the fully benefit-responsive investment contracts (common collective trust)	192,823	504,349

Net assets available for benefits	$100,702,767	$78,503,186

See accompanying notes to financial statements.

Year ended December 31,	2009

Additions

Investment income:
Net appreciation in fair value of investments	$20,493,797
Interest and dividends	1,804,562
Other	180

Total investment income	22,298,539

Contributions:
Employer, net of forfeitures	1,074,438
Participant	2,057,307
Rollover	53,154

Total contributions, net	3,184,899

Total additions	25,483,438

Deductions

Benefits paid to participants and beneficiaries	3,240,444
Deemed distributions of participant loans	22,143
Administrative fees	21,270

Total deductions	3,283,857

Net increase	22,199,581

Net assets available for benefits, beginning of year	78,503,186

Net assets available for benefits, end of year	$100,702,767

See accompanying notes to financial statements.

1.	Description of the Plan

The following brief description of the Precision Strip, Inc. (the “Company”) Retirement and Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan providing retirement benefits covering all employees who meet certain eligibility requirements of Precision Strip, Inc., a wholly-owned subsidiary of Reliance Steel & Aluminum Co., and Precision Strip Transport, Inc., a wholly-owned subsidiary of Precision Strip, Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is administered by the Precision Strip Retirement and Savings Plan Administrative Committee (“Plan Administrator”).

Participation

Each employee is eligible to participate on the first day of each plan calendar quarter after the completion of three months of service.

Contributions

Participants may make up to 50% salary deferrals of eligible compensation to the Plan, subject to federal limits. Company profit sharing contributions are discretionary. Eligible participants who complete 1,000 hours of service are eligible to receive the employer contribution. Participants may also contribute distributions from other qualified defined benefit or defined contribution plans, and from individual retirement accounts.

1.	Description of the Plan (Continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions, employer contributions and allocation of investment earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Participants may direct the investment of their account balances into various investment funds offered by the Plan.

Vesting Participants are immediately vested in all employee contributions plus actual earnings thereon.
Employer profit sharing contributions and any earnings thereon are vested in accordance with the following schedule:

Years of Service	Percentage

Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

Payment of Benefits

On termination of service, or upon death, disability, or retirement, a participant receives a lump sum amount equal to the vested value of his or her account. A monthly installment payment option is also available. Other withdrawals from participants’ account balances may be made under certain circumstances, as defined in the Plan document.

1.	Description of the Plan (Continued)

Forfeitures

Forfeitures from nonvested participant accounts are used to reduce future Company contributions. During the year ended December 31, 2009, forfeitures of approximately $142,015 were used to reduce the Company’s contributions. Forfeited non-vested accounts totaled $40,001 and $11,771 at December 31, 2009 and 2008, respectively.

Participant Loans

Participants may borrow from their accounts up to the lesser of $50,000 or 50% of their vested account balance. Loans to participants are secured by the respective participant’s vested account balance and are subject to interest charges. Interest rates applicable to new participant loans are determined by the Plan Administrator on the first day of each calendar quarter based on prevailing market rates. Loans are repaid ratably through periodic payroll deductions over a term not exceeding five years, or ten years for loans used for the purchase of a primary residence. Interest rates on outstanding loans as of December 31, 2009 ranged from 4.25% to 9.50% and mature through October 2019.

Administrative Expenses

Non-investment costs and administrative expenses of the Plan are paid by the Company which is a party-in-interest. These expenses, which are not reflected in the accompanying financial statements, constitute exempt party-in-interest transactions under ERISA. Loan establishment, loan maintenance and short-term trading fees are paid by the Plan and all other investment expenses are offset against the related investment income. Fees paid by the Plan to the custodian for administrative expenses amounted to $21,270 for the year ended December 31, 2009.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

As described in the Plan Accounting—Defined Contribution Pension Plans topic of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“Codification”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in the Fidelity Managed Income Portfolio which is a common collective trust. It invests in fully benefit-responsive investment contracts issued by insurance companies and other financial institutions, and in fixed income securities (see Investment Valuation and Income Recognition). The Plan’s Statements of Net Assets Available for Benefits present the fair value of these investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

2.	Summary of Significant Accounting Policies (Continued)

Impact of Recently Issued Accounting Pronouncements

In September 2009, the FASB issued guidance which provides a practical expedient for measuring the fair values of Plan investments in a limited number of entities that calculate a net asset value per share (such as hedge funds, private equity funds, funds of funds, certain collective trusts and pooled separate accounts). This guidance also provides enhanced disclosure requirements, and it became effective for plan reporting periods ending after December 15, 2009. The adoption of the guidance resulted in additional disclosures which are presented in Note 4.

In May 2009, the FASB issued guidance which set forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occur after the balance sheet date. The adoption of these changes did not have a material impact to the financial statements of the Plan.

In April 2009, the FASB issued guidance that emphasizes that the objective of a fair value measurement does not change even when market activity for the asset or liability has decreased significantly. Fair value is the price that would be received for an asset sold or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. When observable transactions or quoted prices are not considered orderly, then little, if any, weight should be assigned to the indication of the asset or liability’s fair value. Adjustments to those transactions or prices should be applied to determine the appropriate fair value. The standard also requires increased disclosures. The adoption of the guidance resulted in additional disclosures which are presented in Note 4.

2.	Summary of Significant Accounting Policies (Continued)

Investment Valuation and Income Recognition

The Plan’s investments in registered investment companies (mutual funds) and in common stock are stated at fair value based on the quoted market price of the funds or common stock; the investments in registered investment companies represent the net asset value of the shares held by the Plan at year end. The common collective trust is stated at net asset value as determined by the trustee at the end of the Plan year except when holding fully benefit-responsive investment contracts as described below. Participant loans are stated at cost, which approximates fair value because the loans bear interest at rates commensurate with loans of similar credit quality and duration as of year-end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on ex-dividend date.

The Fidelity Managed Income Portfolio, a common collective trust, has entered into fully benefit-responsive investment contracts to provide preservation of principal, maintain a stable interest rate, and provide liquidity at contract value for participant withdrawals and transfers. For purposes of the Statement of Net Assets Available for Benefits, these investments are stated at fair value, rather than contract value, to the extent they are fully benefit-responsive. The fair value of these investments is determined using the market price of the underlying securities and the value of the investment contract.

2.	Summary of Significant Accounting Policies (Continued)

Net Appreciation (Depreciation) in Fair Value of Investments

Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).

Realized and unrealized appreciation (depreciation) is recorded in the accompanying Statement of Changes in Net Assets Available for Benefits as net appreciation in fair value of investments.

Risks and Uncertainties

The Plan provides various funds that hold investment securities. Investment securities are exposed to various risks such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants’ account balances and the amounts reported in the financial statements.

The Plan provides investment options that hold securities of foreign companies, which may involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S. companies.

2.	Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of the financial statements, in conformity with U.S. generally accepted accounting principles, requires management to make estimates and assumptions that affect the financial statements and accompanying notes. Actual results could materially differ from those estimates.

Payment of Benefits Benefits paid to participants are recorded when paid.
3.	Investments

Participants may invest in certain investments offered by Fidelity Management Trust Company, the custodian of the Plan, including a unitized common stock fund containing common stock of Reliance Steel & Aluminum Co. and interest bearing cash. At December 31, 2009 and 2008, the Plan held 356,545 and 363,777 unitized shares of Reliance Steel & Aluminum Co. stock fund with fair values of $3,853,083 and $1,861,675, respectively. As of December 31, 2009 and 2008, the Reliance Steel & Aluminum Co. stock fund consisted of 85,478 and 92,298 shares, respectively, of Reliance Steel & Aluminum Co. common shares valued at $3,694,359 and $1,840,422, respectively. Also, at December 31, 2009 and 2008, respectively, the fund contained; a) interest bearing cash of $160,147 and $97,456, respectively, b) other receivables of $11,737 and $8,674, respectively, and c) due to brokers and other payables of $13,160 and $84,877, respectively.

For risks and uncertainties regarding investment in Reliance Steel & Aluminum Co. common stock, participants should refer to the Reliance Steel & Aluminum Co.’s Annual Report on Form 10-K for the year ended December 31, 2009 and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2010.

3.	Investments (Continued)	The following investments represent 5% or more of the Plan’s net assets at December 31, 2009 and 2008:

December 31,	2009	2008

Mutual Funds:
Fidelity Dividend Growth Fund	$15,975,518	$10,805,949
Spartan U.S. Equity Index Fund	14,219,131	11,567,634
Baron Asset Fund	10,414,293	8,175,879
Fidelity Diversified International Fund	7,411,565	5,867,107
PIMCO Total Return Fund	6,174,499	4,555,121
Fidelity Puritan Fund	*	4,452,254

Common Collective Trust:
Fidelity Managed Income Portfolio	10,369,512	9,349,839
* Investment did not represent 5% or more of the Plan’s net assets available for benefits.
During the year ended December 31, 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Amount

Mutual funds	$18,272,928
Reliance Steel & Aluminum Co. common stock	2,220,869
Net appreciation in fair value of investments	$20,493,797

4.	Fair Value Measurements

The Codification establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market for the asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted market prices in markets that are active; or model-derived valuations or other inputs that are observable or can be corroborated by observable market data for substantially the full terms of the assets or liabilities.

Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

4.	Fair Value Measurements (Continued)	The following table sets forth by level, within the fair value hierarchy, the Plan’s investment assets measured at fair value as of December 31, 2009:

	Level 1	Level 2	Level 3	Total

Mutual Funds:
Bond Funds	$6,174,499	$-	$-	$6,174,499
Large Cap Equity Funds	44,471,844	-	-	44,471,844
Mid Cap Equity Funds	11,713,990	-	-	11,713,990
Small Cap Equity Funds	2,899,273	-	-	2,899,273
International Funds	7,411,565	-	-	7,411,565
LifeCycle Funds	8,266,973	-	-	8,266,973
Common and collective trust	-	10,369,512	-	10,369,512
Money market fund	1,526,317	-	-	1,526,317
Reliance Steel & Aluminum Co. common stock	3,694,359	-	-	3,694,359
Interest bearing cash	160,147	-	-	160,147
Participant loans	-	3,868,709	-	3,868,709
Total investments at fair value	$86,318,967	$14,238,221	$-	$100,557,188

The following table sets forth by level, within the fair value hierarchy, the Plan’s investment assets measured at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3	Total

Mutual Funds	$60,624,643	$-	$-	$60,624,643
Common and collective trust	-	9,349,839	-	9,349,839
Money market fund	2,173,390	-	-	2,173,390
Reliance Steel & Aluminum Co. common stock	1,840,422	-	-	1,840,422
Interest bearing cash	97,456	-	-	97,456
Participant loans	-	3,989,290	-	3,989,290
Total investments at fair value	$64,735,911	$13,339,129	$-	$78,075,040

4.	Fair Value Measurements (Continued)

The Plan’s investments that are measured at fair value on a recurring basis, such as money market funds, mutual funds, and equity securities are generally classified within Level 1 of the fair value hierarchy. The fair values of these investments are based on quoted market prices in active markets. The Plan also invests in a common collective trust for which the valuation is based on the values of the underlying investments. Based on the nature of the underlying investments in the common collective trust, the investment asset has been classified as Level 2. The common collective trust, which is a stable value fund, has an investment objective to maintain a constant net asset value while generating a slightly higher yield than the money market fund. Generally, there are no restrictions on a participant’s ability to redeem their investment in the common collective trust at the investment’s net asset value (NAV). However, withdrawals prompted by certain events (e.g., termination of the managed income portfolio, changes in laws or regulations) may restrict a participant’s ability to redeem the investment at its NAV. Participant loans are also classified as Level 2 since the loans are issued at prevailing market rates.

5.	Related Party Transactions

Certain Plan investments are shares of mutual funds, shares of a common collective trust, shares of a unitized common stock fund and a money market fund managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee and custodian as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions.

6.	Income Tax Status

The Plan’s Trustee received an advisory letter from the Internal Revenue Service (IRS) dated March 31, 2008 confirming the tax qualification status of the Plan document prototype. Although the Plan has been amended since the date of this letter, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore is tax qualified.

7.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

8.	Excess Contributions Payable

Excess contributions payable represents amount owed to participants who made excess contributions based on the compliance testing performed by the Plan’s record keeper. The excess contributions payable balance as of December 31, 2009 was returned by the Plan to the participants on February 5, 2010.

9.	Reconciliation of Financial Statements to Form 5500	The following is a reconciliation of net assets available for benefits as reported on Form 5500 with that reported in the accompanying financial statements:

December 31,	2009	2008
Net assets available for benefits as reported on Form 5500	$100,509,944	$77,998,837
Adjustments from fair value to contract value for the fully benefit-responsive investment contracts (common collective trust)	192,823	504,349
Net assets available for benefits as reported on accompanying financial statements	$100,702,767	$78,503,186

9.	Reconciliation of Financial Statements to Form 5500 (Continued)	The following is a reconciliation of the changes in net assets available for benefits as reported on Form 5500 with that reported in the accompanying financial statements:

Year ended December 31,	2009

Total investment income as reported on Form 5500	$22,610,065

Investments:
Adjustment from fair value to contract value for the fully benefit-responsive investment contracts (common collective trust):
Beginning of period	(504,349)
End of period	192,823

Total investment income as reported on the accompanying financial statements	$22,298,539

Employer Identification Number: 34-1207681

Plan Number: 001

Form Number: 5500

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

	Mutual Funds:
*	Fidelity Investments	Fidelity Dividend Growth Fund	a	$15,975,518
*	Fidelity Investments	Spartan U.S. Equity Index Fund	a	14,219,131
	Baron Funds	Baron Asset Fund	a	10,414,293
*	Fidelity Investments	Fidelity Diversified International Fund	a	7,411,565
	PIMCO	PIMCO Total Return Fund	a	6,174,499
*	Fidelity Investments	Fidelity Puritan Fund	a	4,992,652
	Janus Funds	Janus Twenty Fund	a	3,619,581
	American Funds	American Funds Growth Fund of America R4	a	2,371,545
	Neuberger Berman	Neuberger & Berman Genesis Trust Fund	a	1,701,823
*	Fidelity Investments	Fidelity Freedom 2025 Fund	a	1,450,194
*	Fidelity Investments	Fidelity Equity Income Fund	a	1,446,133
*	Fidelity Investments	Fidelity Freedom 2035 Fund	a	1,438,692
*	Fidelity Investments	Fidelity Freedom 2030 Fund	a	1,227,495
	American Beacon	American Beacon Large Cap Value Fund	a	1,056,215
*	Fidelity Investments	Fidelity Freedom 2040 Fund	a	983,405
*	Fidelity Investments	Fidelity Freedom 2050 Fund	a	790,843
*	Fidelity Investments	Fidelity Freedom 2020 Fund	a	782,364
*	Fidelity Investments	Fidelity Freedom 2045 Fund	a	765,967
	The Royce Funds	Royce Opportunity Fund	a	612,096
	The Harford Mutual Funds	The Hartford International Small Company Fund	a	585,355
*	Fidelity Investments	Fidelity Fund	a	575,562
	Morgan Stanley	MAS Mid-Cap Growth Portfolio Fund	a	454,204
*	Fidelity Investments	Fidelity Value Fund	a	432,290
*	Fidelity Investments	Fidelity Mid Cap Stock Fund	a	413,202
*	Fidelity Investments	Fidelity Freedom 2015 Fund	a	361,676
*	Fidelity Investments	Fidelity Freedom 2010 Fund	a	299,118
*	Fidelity Investments	Spartan Total Market Index Fund	a	215,507
*	Fidelity Investments	Fidelity Freedom Income Fund	a	130,314
*	Fidelity Investments	Fidelity Freedom 2000 Fund	a	25,535
*	Fidelity Investments	Fidelity Freedom 2005 Fund	a	11,370

		Total mutual funds		$80,938,144

Employer Identification Number: 34-1207681

Plan Number: 001

Form Number: 5500

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Common Collective Trust:
*	Fidelity Investments	Fidelity Managed Income Portfolio	a	$10,369,512

	Interest bearing cash
*	Fidelity Investments	Cash	a	160,147

	Money market fund
*	Fidelity Investments	Fidelity Retirement Money Market Portfolio Fund	a	1,526,317

	Common Stock:
*	Reliance Steel & Aluminum Co.	Common stock	a	3,694,359

	Loans:
*	Participant loans	Loans to participants with interest rates ranging from 4.25% to 9.50%, collateralized by participants’ account balances and maturing through 2019	-	3,868,709

		Total Investments		$100,557,188

* - A party in interest as defined by ERISA.

a - The cost of participant-directed investments is not required to be disclosed.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Precision Strip, Inc. Retirement and Savings Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PRECISION STRIP, INC.

RETIREMENT AND SAVINGS PLAN

Dated: June 25, 2010	By:	/s/ Karla Lewis
Karla Lewis
Member of the Precision Strip, Inc. Retirement and Savings Plan Committee